

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

<u>Via E-mail</u>
Robert S. Radie
President and Chief Executive Officer
Egalet Corporation
101 Lindenwood Drive, Suite 225
Malvern, PA 19355

> **Re: Egalet Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 24, 2013**
> **File No. 333-191759**

Dear Mr. Radie:

We have reviewed your amended registration statement and correspondence dated October 24, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business</u>
<u>General</u>

1. We note your response to our prior comment 13 and amended disclosure on page 13 of your prospectus that you have no current collaboration agreements. We note, however, that the chart on your website located at http://egalet.com/products-and-pipeline/pipeline/ references a pre-clinical "combination opioid" for which there is an apparent collaboration in place. In light of the information on your website, please explain to us in your response if you have any current collaboration agreements. If you have collaboration agreements but do not deem them material at this time, please provide us with the analysis used to reach that conclusion.

Intellectual Property, pages 92-93

2. We note your response to our prior comment 21. Please provide the following information about your 7 issued U.S. patents:

    - the intellectual property covered by each;
    - the type of protection afforded by these patents; and
    - the expiration dates of each patent.

3. We acknowledge your response that you do not jointly own any patents or patent applications. However, disclosure in the risk factor on page 41 of your prospectus indicates otherwise. If you do not jointly own any patents or patent applications, please remove references to such joint ownership in your registration statement.

Note 6. Related Party Convertible Debt, Net of Discount, page F-29

4. We note your response to our prior comment 27. Please revise your disclosure to state the method and assumptions used to determine the fair value of the Series B and B-1 shares for the March 2012 and April 2013 issuance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
David S. Rosenthal, Esq.
Dechert LLP